SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 26, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly traded Company	Publicly traded Company
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

NOTICE TO SHAREHOLDERS

Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) and Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) (“Brasil Telecom” or “Company”), based on art. 157 of Law N. 6,404/76, and in compliance with CVM Instruction 358/02, hereby inform that Mr. Charles Laganá Putz resigned from the Company as Chief Financial Officer (CFO) and Investor Relations Officer (IRO) on April 25th, 2007.

In Brasil Telecom S.A.’s Board of Directors meeting, held on April 25, 2007, Mr. Paulo Narcélio Simões do Amaral was elected as the Company’s new Chief Financial Officer and Investor Relations Officer, Mr. André Rizzi was elected as the Purchase and Administrative Services Officer and Mr. Fábio de Oliveira Moser was elected as the Corporate Governance and Corporate Business Officer. In Brasil Telecom Participações S.A.’s Board of Directors meeting, held on April 25, 2007, Mr. Paulo Narcélio Simões do Amaral was elected as the Company’s new Chief Financial Officer and Investor Relations Officer.

Paulo Narcélio has a degree in economics from UERJ, and earned post-graduate degrees at FGV/RJ, UFRJ (in Foreign Exchange), and IBMEC (MBA in finance). He also attended Wharton (Integration Finance and Marketing) and INSEAD (Advanced Management Program). His professional background includes positions as consultant at Angra Partners and CFO at Grupo Folha de São Paulo (Universo Online S.A. and Empresa Folha da Manhã S.A.), Pegasus Telecom, TIM Nordeste, Tele Centro Oeste Celular, and Director at Banco Inter-Atlântico.

André Rizzi has a degree in civil engineering from Escola Politécnica da Universidade de São Paulo, and earned a post-graduate degree from Kellogg School of Business (MBA in Finance and Operations). He also attended Harvard, Oxford and IBMEC-SP. His professional background includes being a founding partner at Angra Partners, consultant and project leader at Boston Consulting Group and consultant at MGDK & Associados.

Fábio Moser has a degree in business administration from Faculdade Cândido Mendes, with an MBA in finance from IBMEC and a masters degree in business administration with emphasis on finance from IBMEC. His professional background includes being the Chairman of the Board of Directors at Fundação Sistel de Seguridade Social, Chairman of the Deliberative Board at Fundação BrTPREV and F14, Management Director and Investor Relations Officer at Fiago Participações S.A. He was also a member of the Board of Directors in the following companies: Brasil Telecom Participações S.A., Brasil Telecom S.A., Solpart Participações S.A., Techold Participações S.A., Invitel Participações S.A., Guaraniana S.A., Companhia de Eletricidade do Estado da Bahia – Coelba S.A., Companhia de Eletricidade do Estado do Rio Grande do Norte – Cosern S.A., Companhia de Eletricidade do Estado de Pernambuco – Celpe S.A., Fiago Participações S.A. and Kepler Weber S.A.

Brazil, Brasília, April 25th, 2007.

Ricardo Knoepfelmacher
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões do Amaral
Name: Paulo Narcélio Simões do Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.